Dejour Enterprises Ltd. Board of Directors Approves Adoption of Shareholder Rights Plan

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 50,405,484
Last Close: 5/12/2006 – CDN $2.10

May 15, 2006 – News Release

Vancouver, BC, Canada

(“Dejour” or the “Company”), announced today that its board of directors has approved the adoption of a Shareholder Rights Plan (the “Rights Plan”), subject to all necessary regulatory approvals.  Shareholder approval of the Rights Plan will be sought at the Company’s annual meeting of shareholders to be held on June 2, 2006.  If the Rights Plan is ratified by the shareholders, the Rights Plan will have an initial term which expires at the annual meeting of shareholders of the Company to be held in 2009 unless terminated earlier.  The Rights Plan may be extended beyond 2009 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders.  The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The directors need time in order to have any real ability to consider these alternatives.

Pursuant to the Rights Plan Agreement, rights (the “Rights”) will be issued and attached to all Dejour common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of Dejour common shares which when aggregated with its current holdings total 20% or more of the outstanding Dejour common shares (determined in the manner set out in the Rights Plan).  The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid" which is defined as a bid which is outstanding for a minimum of 60 days, is made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Additional details regarding the Rights Plan are provided in the Management Information Circular that will be available for viewing on SEDAR and mailed to the shareholders of the Company prior to the Company's upcoming annual meeting of shareholders.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO, DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com